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                                                               EXHIBIT 99(a)(12)


                              [REXENE LETTERHEAD]


Contacts:       Don H. Olsen                    Neil Devroy
                Huntsman Corporation            Rexene Corporation
                (801) 532-5200                  (972) 450-9101


                   HUNTSMAN AND REXENE SIGN MERGER AGREEMENT

        SALT LAKE CITY, UTAH and DALLAS, TEXAS - June 9, 1997 -- Jon M. Huntsman, Chairman and CEO of Huntsman Corporation and Andrew J. Smith,
Chairman and CEO of Rexene Corporation (NYSE:RXN), announced today that Huntsman and Rexene have entered into a merger agreement whereby Huntsman will acquire all outstanding shares of Rexene common stock in a one-step merger transactio for $16 per share in cash. The total transaction value, including the assumption of Rexene's debt, is approximately $600 million. Rexene Corporation has approximately 19,000,000 common shares outstanding.

        The Board of Directors of each company has approved the transaction and Rexene's Board of Directors has recommended that the Rexene stockholders approve the merger agreement at a special meeting of stockholders to be held later in the year. The merger is subject to regulatory review and is expected to be consummated in the latter part of the third quarter of 1997.

        Mr Huntsman stated, "We have maintained our interest in Rexene because of the extraordinary synergies and efficiencies that would result from a merger of our two companies. We greatly respect Mr. Andy Smith and believe Rexene has built strong value in this business."

        Mr. Smith commented. "After several weeks of discussions with Huntsman Corporation, we arrived at a merger agreement that our Board believes is in the best interest of the Company's stockholders. This transaction will add the specialty polymers and film capabilities of Rexene to polymer and film products already offered by Huntsman."



                                     -more-
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        In light of its definitive merger agreement with Huntsman Corporation,
Rexene also announced today that it has postponed the Special Meeting of Stockholders scheduled to be held on June 12, 1997. Rexene also has terminated it Dutch-auction tender offer for up to 2,156,250 shares of its common stock, which had been scheduled to expire at 12 Midnight, EDT on June 19, 1997.

        Rexene manufactures several key products for the chemical and plastics industry, including ethylene, propylene, styrene monomer, specialty polyethylene, polypropylene, APAO and FPO polymers, and thermoplastic films. APAO is used principally as an adhesive, in roofing materials, and also in wire and cable wrap. FPO is a soft polypropylene designed for use primarily in medical, automotive, industrial and personal care markets.

        Peter R. Huntsman, President and Chief Operating Officer of Huntsman Corporation, commented, "We are delighted to add Rexene's polymer and film product lines to our portfolio. We anticipate expanding the production capacity of both, not only to maintain, but to enhance the present customer focus. Rexene's polypropylene will add greatly to our existing base of product grades, technology and developmental capabilities."

        He continued, "This acquisition also marks our entrance into the polyethylene business. While today we are not a market leader in this field, we are beginning as we did with polystyrene and polypropylene. Our future growth will be controlled, but aggressive."

        Huntsman Corporation is the nation's largest privately-held chemical company. Its operating companies manufacture basic products for the chemical, plastics, detergent, personal care, rubber and packaging industries. Originally known for pioneering innovations in packaging, and later, rapid and integrated growth in petrochemicals, Huntsman-held companies today have revenues of $4.3 billion from multiple locations worldwide.



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